Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of May 31, 2009

The following interim financial information of CorpBanca as of May 31, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)
MCh$
Total loans	4,709,445
Total assets	5,761,840

Current accounts and demand deposits	370,423
Time deposits and savings accounts	3,313,974
Borrowings from financial institutions	405,661
Debt issued	768,138

Equity	473,933

Condensed Consolidated Statement of Income (unaudited)
MCh$
Total operating revenue	118,246
Provisions for loan losses	(32,868)
Operating expenses	(52,473)

Operating income	32,905
Income attributable to investments in other companies	114

Income before taxes	33,019
Income taxes	(5,256)

Net income for the period	27,763

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer